Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

Vedanta Limited

Vedanta reports ₹36,237 crore revenue - up 21%YoY, ₹8,038 crore EBITDA and strong free cash flow (pre capex) ₹8,369 crore

Mumbai, October 28, 2022: Unaudited Consolidated Results for the Second Quarter and half year ended 30th September 2022.

Financial Highlights –

•	Consolidated quarterly Revenue of ₹36,237 crore, up 21%YoY

•	Generated strong free cash flow (pre capex) of ₹8,369 crore in 2QFY23

•	Achieved consolidated EBITDA of ₹8,038 crore with EBITDA margin* of 25% despite macro challenges

•	Proactive strategic hedging for risk management, recorded ₹1,700 crore gain

•	Robust double-digit return on capital employed ~28%, up ~200 bps YoY

•	Gross debt decreased ₹2,543 crore QoQ to ₹58,597 crore as on 30th Sep’22

•	Net Debt/EBITDA of 0.7x, best among Indian peers

•	Healthy cash and cash equivalent of ₹26,453 crore

•	Contributed to exchequer ₹37,180 crore in 1HFY23

•	Record ~15.4%† dividend yield with ₹51 per share (₹18,933 crore) payout in 1HFY23

Operational Highlights –

Key businesses continue to deliver strong operating performance:

•	Aluminium

•	Completed Jharsuguda capacity ramp-up to 1.8 MTPA; total aluminium production capacity reached 2.4 MTPA

•	Aluminium production at 584kt, increased 2%YoY

•	Alumina production at 454kt, down 11%YoY due to scheduled maintenance

*	Excludes custom smelting at copper business
†	Based on average of 31st March 2022 closing price and 25th July’22 closing prices

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 1 of 7
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the second quarter and half year ended 30th September 2022

•	Zinc India

•	Highest ever 2Q mined metal production of 255kt, up 3%YoY

•	Best ever 2Q Refined metal production of 246kt, up by 18%YoY driven improved smelter performance and better mined metal availability

•	Silver production at 194 tonnes, up 28%YoY

•	Zinc International

•	Highest ever MIC production at Gamsberg of 55kt, up 43%YoY on higher tonnes treated and higher zinc recoveries

•	Overall production at 74kt, increased 35%YoY with Gamsberg ramp up

•	Oil and Gas

•	Signed 10-year extension to production sharing contract to operate Rajasthan Oil block

•	Secured 8 blocks in DSF-III round and 1 block in special CBM round 2021

•	Average gross operated production of 140,471 boepd; lower production was partially offset by infill wells in MB1 and RDG2 field

•	Iron ore

•	Karnataka ore sales at 1.3mn tonnes, increased 7%YoY

•	Pig iron production was down by 42%YoY on account of shutdown at smaller blast furnaces

•	Commenced commercial production at Nicomet – India’s only Nickel Cobalt operations

•	Steel

•	Saleable production at 324kt, increased 11%YoY with completion of debottlenecking activities in 1QFY23

•	Facor

•	Ore production at 34kt, up 43%YoY

•	Ferro chrome production at 11kt, lower 42%YoY on account of shutdown for relining of furnace

•	Copper India:

•	Due legal process is being followed to achieve a sustainable restart of the operations

ESG Highlights –

•	Vedanta features in exclusive club of top 10 DJSI‡ ranked global metals and mining companies; ranked 6th globally with strong 14 points score improvement

•	1st Indian metals and mining company to pledge 7 million trees as part of WEF’s§ ‘1 trillion trees’ campaign

‡	Dow Jones Sustainability Index
§	World Economic Forum

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 2 of 7
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the second quarter and half year ended 30th September 2022

•	On track to achieve 2.5 GW renewal energy (RE) target; issued EOI for additional 500 MW RE procurement after a 580 MW RE PDA in 1QFY23

•	HZL Pantnagar becomes our 1st unit to run entirely on Renewable Energy

•	Cairn and IOB achieved third party assurance for water positive operations

•	Recycled 77% High Value Low Toxic waste

•	Balco Medical Centre signed MoU with Tata Memorial Centre to drive excellence in cancer care

•	3,609 Nand Ghars (women and childcare centre) created for social welfare

Mr Sunil Duggal, Chief Executive Officer, Vedanta, said “I am pleased to share that we have generated strong free cash flow (pre capex) of ₹8,369 crore underpinned by robust operational and financial performance. I am also happy to inform that Vedanta has entered in the club of top 10 DJSI ranked global metals and mining companies; ranking 6th globally. Our growth and vertical integration projects, aimed to reduce market volatility impact and create shareholders’ value, are progressing well. We remain well positioned, with a rich diversified asset portfolio, strong balance sheet, and cost optimization levers, to withstand challenging macroeconomic environment.”

Consolidated Financial Performance –

(In ₹ crore, except as stated)

	Q2		Q1	H1
Particulars	FY2023	FY2022	FY2023	FY2023	FY2022
Net Sales/Income from operations	36,237	30,048	38,251	74,488	58,153
Other Operating Income	417	353	371	788	660
EBITDA	8,038	10,582	10,741	18,779	20,612
EBITDA Margin[1]	25%	40%	32%	28%	40%
Finance cost	1,642	1,066	1,206	2,848	2,248
Investment Income	631	579	583	1,214	1,305
Exploration cost write off[2]	96	—	62	158	—
Exchange gain/(loss) - (Non operational)	(177)	(74)	(332)	(508)	(124)
Profit before Depreciation and Taxes	6,754	10,021	9,724	16,478	19,545
Depreciation & Amortization	2,624	2,118	2,464	5,088	4,242
Profit before Exceptional items	4,130	7,903	7,260	11,390	15,303
Exceptional Items Credit/(Expense)[3]	234	(97)	—	234	(327)
Profit Before Tax	4,364	7,806	7,260	11,624	14,976
Tax Charge/ (Credit)	1,828	2,028	1,668	3,496	3,997
Tax on Exceptional items/ (Credit)	(154)	(34)	—	(154)	(115)
Profit After Taxes	2,690	5,812	5,592	8,282	11,094
Profit After Taxes before exceptional items	2,302	5,875	5,592	7,894	11,306
Basic Earnings per Share (₹/share)	4.88	12.46	11.92	16.79	23.85
Basic EPS before Exceptional items	3.83	12.62	11.92	15.76	24.34
Exchange rate (₹/$) - Average	79.69	74.02	77.06	78.38	73.89
Exchange rate (₹/$) - Closing	81.50	74.21	78.83	81.50	74.21

1.	Excludes custom smelting at copper business
2.	Pertains to unsuccessful exploration wells write off Open Acreage Licensing policy (OALP) blocks at Cairn
3.	Exceptional items Gross of Tax
4.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 3 of 7
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the second quarter and half year ended 30th September 2022

•	Revenue:

•	2QFY23 Revenue increased by 21%YoY to ₹36,237 crore on account of higher sales volume, strategic hedging gains and foreign exchange gains; partially offset by lower commodity prices.

•

2QFY23 Revenue decreased by 5%QoQ to ₹36,237 crore on account of slip in output commodity prices; partially offset by higher sales volume across businesses, strategic hedging gains and favourable foreign exchange movement.

•	EBITDA and EBITDA Margin:

•

2QFY23 EBITDA decreased by 24%YoY to ₹8,038 crore on account of input commodity inflation and lower output commodity prices; partially offset by improved operational performance, hedging gains and foreign exchange gains.

•

2QFY23 EBITDA decreased by 25%QoQ to ₹8,038 crore on account of lower output commodity prices; partially offset by improved operational performance, hedging gains, softening of input commodity prices and foreign exchange gains.

•	EBITDA margin[1] stood at 25%

•	Depreciation & Amortization:

•	Depreciation & amortization increased by 24%YoY and 6%QoQ to ₹2,624 crore; mainly due to higher depletion charge in Oil & Gas and amortization at Zinc India.

•	Finance Cost:

•	2QFY23 Finance cost was at ₹1,642 crore, up 54%YoY; mainly due to increase in average borrowings which was partly offset by lower average rate of borrowings.

•	Finance cost was up 36%QoQ due to increase in average borrowings and average rate of borrowings.

•	Investment Income:

•	Investment Income for 2QFY23 was at ₹631 crore, up 9%YoY and 8%QoQ due to Mark to Market movement and change in investment mix.

•	Taxes:

•

2QFY23 normalized Effective tax rate (ETR) was 44% compared to 23% in 1QFY23 and 26% in 2QFY22, which is higher on account of change in profit mix and one-time impact of MAT Asset recognition of Rs. 505 Cr in Q1 FY23.

•	Profit after Tax (PAT) and Earnings per Share (EPS):

•	2QFY23 Profit after Tax was at ₹2,690 crore, down 54%YoY and 52%QoQ.

•	EPS for 2QFY23 was at ₹4.88 per share.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 4 of 7
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the second quarter and half year ended 30th September 2022

•	Leverage, liquidity, and credit rating:

•	Gross debt decreased by ₹2,543 crore QoQ to ₹58,597 crore as on 30th Sep’22

•	Net debt of ₹32,144 crore as on 30th Sep’22 with Net debt to EBITDA ratio of 0.7x – best among Indian peers

•

Cash and cash equivalents position remain healthy at ₹26,453 crore. The Company follows a Board-approved investment policy and invests in high quality debt instruments with mutual funds, bonds, and fixed deposits with banks.

•	The company maintained its investment grade credit rating of ‘AA’ with stable outlook by CRISIL and India Ratings.

Key Recognitions –

Vedanta has consistently received various awards and accolades. Few recognitions received during 2QFY23 are:

•	Vedanta Limited awarded with ‘Golden Peacock Global Award 2022’ for excellence In Corporate Governance

•	Cairn awarded with ETHR World Future Skills Awards for best Learning Culture in an Organisation

•	Balco awarded with ‘CEE Environment excellence award’ for Excellence in Environmental Sustainability - Fly Ash Utilisation

•	Sterlite Copper awarded with ‘Silver Award’ at the 43rd CII national Kaizen Competition in the “Restorative Category” for the Kaizen “RM Effectiveness in SOD Reduction from CCR”

•	Balco awarded with ‘Happiest workplaces Award 2022’ presented by Happy+ with Business world

•	VAB (Value Added Business) recognized as Energy efficient unit at 23rd CII National Energy Management Awards 2022

•	Hindustan Zinc’s awardee with ‘Intellectual Property India award’ for Enterprise Risk Management System

•	Cairn awarded with ‘Golden Peacock National Quality Award’ for Excellence in Quality Management category 31st World Congress on ‘Leadership for Business excellence & Innovation’

•	VAL – Jharsuguda awarded with ‘CII 23rd National Award for Energy Excellence

•	Cairn’s RJ Oil SBU awarded with ‘Platinum Award for Grow Care India Occupational Health and Safety Award 2022’

•	IOB awarded with ‘W.E. Global Employees’ Choice Award 2022 in Large Size Category

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 5 of 7
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the second quarter and half year ended 30th September 2022

Results Conference Call –

Please note that the results presentation is available in the Investor Relations section of the company website https://www.vedantalimited.com/eng/investor-relations-overview.php#resultsReports

Following the announcement, a conference call is scheduled at 5:30 PM (IST) on October 28, 2022, where the senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event	Telephone Number
Earnings conference call on October 28, 2022, from 5:30 - 6:30 PM (IST)	Universal Dial-In	+91 22 6280 1114 +91 22 7115 8015
	India National Toll Free	1 800 120 1221
	International Toll Free*	Canada 01180014243444 Hong Kong 800964448 Japan 00531161110 Netherlands 08000229808 Singapore 8001012045 UK 08081011573 USA 18667462133
	International Toll*	Hong Kong +852 30186877 Japan +81 345899421 Singapore +65 31575746 South Africa +27 110623033 UK +44 2034785524 USA +1 3233868721
Online Registration Link	https://services.choruscall.in/DiamondPassRegistration /register?confirmationNumber=0629684&linkSecurityString=2ee00f78c
Call Recording	Will be available on website Oct 29, 2022, onwards

*	In case of dial-ins from any other country, please use the online registration link for relevant dial in numbers

About Vedanta Limited:

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa and Namibia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector. Vedanta is committed to reducing carbon emissions to zero by 2050 or sooner and has pledged $5 billion over the next 10 years to accelerate the transition to net zero operations. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programs with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies have been featured in Dow Jones Sustainability Index, and was conferred Frost & Sullivan Sustainability Awards 2020, Golden Peacock Award for excellence in Corporate Governance 2022 and certified as a Great Place to Work 2022. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 6 of 7
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the second quarter and half year ended 30th September 2022

For more information, please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional, and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

For any Investor enquiries, please contact:

Mr. Sandep Agrawal, Vice President – Head of Investor Relations (Sandep.Agrawal@vedanta.co.in)

For any media queries, please contact:

Mrs. Ritu Jhingon, Group Director – Communications (Ritu.Jhingon@vedanta.co.in)

Mr. Abhinaba Das, Group Head – Media Relations (Abhinaba.Das@vedanta.co.in; +91-9820426346)

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 7 of 7
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394